SQUIRE, SANDERS & DEMPSEY L.L.P.

4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304

Office: +1.216.479.8500
Fax: +1.216.479.8780

July 6, 2009

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Justin Dobbie, Esq.
Christian Windsor, Esq.
Division of Corporation Finance

Re:	KeyCorp
Amendment No. 1 to Registration Statement on Form S-4, Filed June 24, 2009
File No. 333-159490

Dear Messrs. Dobbie and Windsor:

On behalf of KeyCorp, an Ohio corporation (“KeyCorp”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 1, 2009 with respect to the above-referenced registration statement on Form S-4, filed by KeyCorp on May 27, 2009, as amended by Amendment No. 1 thereto filed by KeyCorp on June 24, 2009 (as amended, the “Registration Statement”), in connection with the proposed offer by KeyCorp to exchange common shares, par value $1.00 per share (“Common Shares”), for any and all of the $1,740,000,000 in aggregate liquidation preference of the outstanding trust preferred securities (the “Trust Preferred Securities”) of KeyCorp Capital V, KeyCorp Capital VI, KeyCorp Capital VIII, KeyCorp Capital IX and KeyCorp Capital X (collectively, the “KeyCorp Capital Trusts”), on the terms and subject to the conditions as set forth in the Registration Statement. We refer to the offer to exchange Trust Preferred Securities for Common Shares pursuant to the Registration Statement as the “Exchange Offer”.

In connection with this response KeyCorp is today also filing with the Commission Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) which reflects the responses set forth below, as appropriate. We are also sending you via hand delivery five courtesy copies of the Amendment No. 2.

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SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

July 6, 2009

To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the staff’s comments. Capitalized terms used in the Amendment and used in the following responses without definition have the meanings specified in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We note your response to comment 2 in our letter dated June 18, 2009. Please be advised that you should allow adequate time for the staff to review any new or revised information in any future amendments to the registration statement, including the omitted pricing data and related information.

KeyCorp agrees that it will allow adequate time for the staff to review any new or revised information in the Amendment No. 2 and other future amendments to the registration statement, including the omitted pricing data and related information.

Questions and Answers About the Exchange Offer, page 4

What consideration are we offering in exchange for the Trust . . . , page 5

2.	You state in the second to last paragraph on page 5 that the Relevant Price is equal to the Average VWAP of your Common Shares during “the last five consecutive trading days of the Exchange Offer period.” This definition of Relevant Price is inconsistent with the definition used elsewhere in the prospectus. Please revise to resolve the inconsistency.

KeyCorp has revised the disclosure in the second to last paragraph on page 5 to state that the Relevant Price is equal to the Average VWAP of its Common Shares during “the five consecutive trading day period ending on and including the Pricing Date.”

The Exchange Offer, page 38

Other Transactions, page 39

3.	You disclose on page 39 that you have generated $126.594 million of Tier 1 common equity through certain asset sales and expect to raise part of the remaining amounts of Tier 1 common equity capital required under the SCAP through certain other asset sales. Please discuss, with a view towards revised disclosure, the nature of the assets that have been and are expected to be sold in connection with the company’s capital plan.

KeyCorp has revised the disclosure on page 39 to indicate the nature of the assets that have been and may be sold in connection with KeyCorp’s capital plan.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

July 6, 2009

Material U.S. Federal Income Tax Consequences, page 55

4.	We note your response to comment 16 in our letter dated June 18, 2009. We also note that counsel’s opinion supporting the tax matters and consequences for this transaction relies upon certain other opinions of counsel related to other transactions. To the extent that counsel relies on these other opinions in issuing its opinion, please file or incorporate by reference these opinions as exhibits to the registration statement. Please also include the consent of counsel for each of these opinions pursuant to Item 601(b)(23) or Regulation S-K.

The opinions of tax counsel related to certain other transactions and referenced in the second paragraph on page 63 under “Material U.S. Income Tax Consequences” have been filed as Exhibits 8.2 through 8.7 to the Amendment No. 2 and incorporated by reference in the Prospectus. Consents of each relevant tax counsel—Sullivan & Cromwell LLP and Squire Sanders & Dempsey L.L.P.—have been filed as Exhibits 23.2 and 23.3, respectively, to the Amendment No. 2.

5.	Revise the first paragraph to clarify that the disclosure, as it describes the material federal income tax consequences, is the opinion of Squire, Sanders & Dempsey L.L.P.

The first paragraph on page 63 has been revised to clarify that the disclosure, as it describes the material federal income tax consequences, is the opinion of Squire, Sanders & Dempsey L.L.P.

6.	Since counsel indicates that the treatment of the underlying debentures as Keycorp’s indebtedness is “not free from doubt,” revise your disclosure to indicate the reason for counsel’s uncertainty.

The disclosure has been revised on page 63 to clarify that the phrase “not free from doubt” as previously used in reference to the classification for tax purposes of the relevant KeyCorp Capital Trusts and the KeyCorp debentures held by such trusts is intended to describe the terms of the referenced opinions of tax counsel, each of which noted the fact that there was no clear authority directly supporting the relevant legal conclusions set forth therein, and not to constitute a separate qualification of our tax opinion set forth in the Prospectus.

* * * *

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible, as KeyCorp would like to be in a position to commence the proposed Exchange Offer on July 7, 2009. Please contact the undersigned at the above number or James J. Barresi at (513) 361-1260 if you have any questions regarding the responses set forth above.

Very truly yours,

/s/ Daniel G. Berick
Daniel G. Berick

cc:	Daniel R. Stolzer, Esq. (KeyCorp)

James J. Barresi, Esq. (Squire, Sanders & Dempsey L.L.P.)

Andrew R. Gladin, Esq. (Sullivan & Cromwell LLP)

William G. Farrar, Esq. (Sullivan & Cromwell LLP)